

15047559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 2 2015

SEC FILE NUMBER
8-015648

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/31/14___ AND ENDING ___12/31/14___
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robeco Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue, 32nd Floor
　　　　　　　　　　　　(No. and Street)

New York　　　　　　　　　NY　　　　　　　　10022
(City)　　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew J. Davis　　　　　　212-908-0459
　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
　　　　　　　　　(Name – *if individual, state last, first, middle name*)

345 Park Avenue　　　New York　　　NY　　　10154
(Address)　　　　　　　(City)　　　　(State)　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____Matthew J. Davis_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Robeco Securities, L.L.C._____ , as of _____December 31_____ , 20 _14____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

_____
Chief Financial Officer
Title


_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

Robeco Securities, L.L.C. (a Limited Liability Company)
Year Ended December 31, 2014

(SEC I.D. No.8-15648)

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2014

Contents

Facing Page and Oath or Affirmation



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Robeco Securities, L.L.C.:

We have audited the accompanying statement of financial condition of Robeco Securities, L.L.C. (the Company) as of December 31, 2014. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Robeco Securities, L.L.C. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 27, 2015

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2014

Assets

Cash	$ 7,672,084
Receivable from Parent, net	9,292,804
Other assets	91,862
Total assets	$17,056,750

Liabilities and member's equity

Sales commissions payable	$ 3,185,848
Other current liabilities	69,049
Total liabilities	3,254,897
Member's equity	13,801,853
Total liabilities and member's equity	$17,056,750

See accompanying notes to the statement of financial condition.

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2014

1. Organization

Robeco Securities, L.L.C. (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Robeco Investment Management, Inc. (the "Parent"), and a registered investment adviser under the Securities and Exchange Commission ("SEC") Investment Advisers Act of 1940. Robeco Investment Management, Inc. is a wholly owned subsidiary of Robeco Groep N.V. (Robeco Group) based in the Netherlands. Effective July 1, 2013, Orix Corporation purchased a majority share of Robeco Group from Rabobank. The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purpose of having registered sales representatives provide their services to the Parent. The Company is registered as a broker-dealer with the SEC in all 50 states, the District of Columbia and Puerto Rico and is also a member Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is subject to regulation by the SEC, FINRA and the various state securities regulators.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

(b) Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2014

2. Summary of Significant Accounting Policies (continued)

(c) Cash

The Company's cash is held by JPMorgan Chase ("JPMorgan"). The JPMorgan account is a noninterest bearing account. At December 31, 2014, there were no cash equivalents.

(d) Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by the Parent. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Parent financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are expected to be realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements. Interest and/or penalties related to income tax matters are recognized in income tax expense.

3. Related Party Transactions

The Company receives a certain allocation of revenue attributable to commissionable sales of securities in accordance with placement agent agreements entered into between the Company and various hedge funds or mutual funds managed by the Parent. For the year ended December 31, 2014, such allocated revenue amounted to $23,179,382 and is recorded as placement fees in the statement of operations.

4

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2014

3. Related Party Transactions (continued)

Pursuant to the Service Level and Expense agreement ("Services Agreement") dated June 1, 2005 between the Company and its Parent, the Company has agreed to pay the Parent a monthly fee, which is updated no less than annually as determined by the Parent's allocation methodology, for support services, including but not limited to, finance administration, human resources, technology, and management support provided by the Parent to the Company.

Intercompany balances are settled on a periodic basis through receivable from Parent, net on the Statement of Financial Condition. $8,908,482 of allocated revenue was settled through receivable from Parent, net during the year ended December 31, 2014. In addition, $4,978,096 relating to income taxes was settled through receivable from Parent, net during the year ended December 31, 2014.

4. Risks and Uncertainties

Cash is held by one financial institution, JPMorgan. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by JPMorgan to be delayed or limited. The Company monitors its risk by monitoring the credit quality of JPMorgan and its subsidiaries.

5. Employee Costs

Included in sales commissions payable are sales commission payments to registered sales representatives. The Company does not directly employ any personnel; however, certain employees of the Parent are registered sales representatives of the Company for purposes of the sale and distribution of registered securities offered by the Parent through the Company.

6. Income Taxes

The Company is a single member limited liability company and, for income tax purposes, is disregarded as an entity separate from its owner, the Parent, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). Therefore, the results of the Company's operations are included in the Parent's Federal and state income tax returns. However, the Parent allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income taxpayer.

6. Income Taxes (continued)

As of December 31, 2014, the Company did not separately state its deferred tax amounts as there were no significant temporary differences.

As of December 31, 2014, the Company determined that it has no uncertain tax positions, penalties, nor accrued interest or penalties as defined within ASC 740-10, *Income Taxes*. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly increase within the next 12 months.

The federal statute of limitations runs for 3 years after the tax return is filed. The last federal return that is subject to tax examination is 2009. As of December 31, 2014, the Parent currently has open reviews/audits of the amended 2010 1120X return and the 2012 1120 return by the Internal Revenue Service.

7. Commitments and Contingencies

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial condition and the results of operations of the Company.

8. Regulatory Matters

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. All broker-dealers have a self regulatory organization (SRO) that is assigned by the SEC as the broker-dealer's designated examining authority ("DEA"). The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2014

9. Indemnifications

In the normal course of its business, the Company will indemnify the various funds managed by the Parent, for which the Company acts as placement agent, and/or the Parent, against loss, liability, claim, damage or expense, as incurred only with respect to statements or omissions made in reliance upon, and in conformity with, information furnished to the funds in writing by or on behalf of the Company for use in connection with offering documents or the annual or interim reports to investors. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

10. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000. At December 31, 2014, the Company had net capital of $4,417,187, which was $4,200,194 in excess of its minimum net capital requirement of $216,993 (6-2/3% of aggregate indebtedness). The Company's percentage of aggregate indebtedness to net capital is 74%.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(1) and (k)(2)(i) under the Securities Exchange Act of 1934.

11. Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash approximate fair value based on the on-demand nature of cash. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables and payables, are reported at their contractual amounts, which approximate fair value.

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2014

12. Subsequent Events

The Company has evaluated all subsequent events through February 27, 2015 and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.